UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                                  NELNET, INC.
                                (Name of Issuer)


                              CLASS A COMMON STOCK
                         (Title of Class of Securities)


                                   64031N 10 8
                                 (CUSIP Number)


                                   12/31/2007

                      (Date of Event which Requires Filing
                               of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]  Rule 13d-1(b)
        [ ]  Rule 13d-1(c)
        [X]  Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8


1)  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Packers Service Group, Inc.
    47-0534057


2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]
    (b) [ ]


3)  SEC Use Only


4)  Citizenship or Place of Organization Nebraska


Number of             5)  Sole Voting Power                        0 (1)
Shares
Beneficially          ----------------------------------------------------------
Owned
by Each               6)  Shared Voting Power                      0
Reporting
Person                ----------------------------------------------------------
With:
                      7)  Sole Dispositive Power                   0 (1)

                      ----------------------------------------------------------

                      8)  Shared Dispositive Power                 0


9)      Aggregate Amount Beneficially
        Owned by Each Reporting Person                             0 (1)


10)     Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions)                  [ ]


11)     Percent of Class Represented by Amount in Row (9)         0% (1)


12)     Type of Reporting Person (See Instructions)                 CO


(1) Pursuant to an Agreement and Plan of Merger dated as of May 31, 2007, Packers Service Group, Inc. ("Packers") was merged with and into Nelnet Academic Services, LLC, a Nebraska limited liability company and a wholly-owned subsidiary of the issuer ("NAS"), in exchange for the issuance to the shareholders of Packers of a total of 10,594,181 shares of Class A common stock of the issuer. NAS was the surviving entity in the merger and thus the 11,068,604 shares of Class A common stock previously reported as held by the reporting person are now held by a subsidiary of the issuer and disregarded for purposes of this Schedule pursuant to
      Section 13(d)(4) of the Act.

ITEM 1.

        (a)    Name of Issuer:

               Nelnet, Inc.

        (b)    Address of Issuer's Principal Executive Offices:

               121 South 13th Street
               Suite 201
               Lincoln, Nebraska  68508


ITEM 2.

        (a)    Name of Person Filing:

               Packers Service Group, Inc.

        (b)    Address of Principal Business Office or, if none, Residence:

               c/o Farmers & Merchants Investment, Inc.
               6801 South 27th Street
               Lincoln, Nebraska  68512

        (c)    Citizenship:

               Nebraska

        (d)    Title of Class of Securities:

               Class A Common Stock

        (e)    CUSIP Number:

               64031N 10 8


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        (a)    [ ]  Broker or dealer registered under section 15 of the
                    Act (15 U.S.C. 78o).

        (b)    [ ]  Bank as defined in section 3(a)(6) of the Act (15
                    U.S.C. 78c).

        (c)    [ ]  Insurance company as defined in section 3(a)(19) of
                    the Act (15 U.S.C. 78c).

        (d)    [ ]  Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)    [ ]  An investment adviser in accordance with
                    ss.240.13d-1(b)(1)(ii)(E);

        (f)    [ ]  An employee benefit plan or endowment fund in
                    accordance with ss. 240.13d-1(b)(1)(ii)(F);

        (g)    [ ]  A parent holding company or control person in
                    accordance with ss. 240.13d-1(b)(1)(ii)(G);

        (h)    [ ]  A savings associations as defined in Section 3(b) of
                    the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i)    [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)    [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

(a)     Amount beneficially owned:
        0 (1)

(b)     Percent of class:
        0% (1)

(c)     Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:
               0 (1)

        (ii)   Shared power to vote or to direct the vote:
               0

        (iii)  Sole power to dispose or to direct the disposition of:
               0 (1)

        (iv)   Shared power to dispose or to direct the disposition of:
               0


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.


ITEM 10. CERTIFICATIONS

        Not applicable.


(1) Pursuant to an Agreement and Plan of Merger dated as of May 31, 2007, Packers Service Group, Inc. ("Packers") was merged with and into Nelnet Academic Services, LLC, a Nebraska limited liability company and a wholly-owned subsidiary of the issuer ("NAS"), in exchange for the issuance to the shareholders of Packers of a total of 10,594,181 shares of Class A common stock of the issuer. NAS was the surviving entity in the merger and thus the 11,068,604 shares of Class A common stock previously reported as held by the reporting person are now held by a subsidiary of the issuer and disregarded for purposes of this Schedule pursuant to
      Section 13(d)(4) of the Act.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  2/14/2008

                                            NELNET ACADEMIC SERVICES, LLC*


                                            By:  /s/ JAMES D. KRUGER
                                            ------------------------------------
                                            Name:  James D. Kruger
                                            Title: Manager


*The surviving entity of a merger of the reporting person as discussed herein.



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